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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 9)



                            Psychemedics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock - $.005 Par Value
--------------------------------------------------------------------------------

                                    744375106
--------------------------------------------------------------------------------
                                 (CUSIP Number)







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                                  SCHEDULE 13G

CUSIP No. 744375106

1)   Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above
     Persons

                      Werner A. Baumgartner
     ---------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
        ------------------------------------------------------------------------

     (b)   X
        ------------------------------------------------------------------------

3)   SEC Use Only
                 ---------------------------------------------------------------

4)   Citizenship or Place of Organization  U.S.A.
                                         ---------------------------------------

                          5)   Sole Voting Power    100,425
                                                --------------------------------

Number of Shares          6)   Shared Voting Power     1,290,562
Beneficially Owned                                ------------------------------
By Each Reporting
Person With               7)   Sole Dispositive Power     100,425
                                                     ---------------------------

                          8)   Shared Dispositive Power      1,290,562
                                                       -------------------------

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                1,390,987
     ---------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


     ---------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)    6.4%
                                                      --------------------------

12)  Type of Reporting Person (See Instructions)      IN
                                                --------------------------------





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                                  SCHEDULE 13G

CUSIP No. 744375106

1)   Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above
     Persons

                      Annette Baumgartner
     ---------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
        ------------------------------------------------------------------------

     (b)   X
        ------------------------------------------------------------------------

3)   SEC Use Only
                 ---------------------------------------------------------------

4)   Citizenship or Place of Organization
                                         ---------------------------------------

Number of Shares          5)   Sole Voting Power
                                                --------------------------------
Beneficially Owned
                          6)   Shared Voting Power     1,290,562
By Each Reporting                                 ------------------------------

Person With               7)   Sole Dispositive Power
                                                     ---------------------------

                          8)   Shared Dispositive Power      1,290,562
                                                       -------------------------

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                1,290,562
     ---------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


     ---------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)    6%
                                                      --------------------------

12)  Type of Reporting Person (See Instructions)      IN
                                                --------------------------------




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                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13G

                                 AMENDMENT NO. 9


Item 1(a) Name of Issuer:  Psychemedics Corporation

      (b) Address of Issuer's Principal Executive Offices:

                         1280 Massachusetts Avenue
                         Cambridge, Massachusetts  02138

Item 2(a) Name of Person Filing: Werner and Annette Baumgartner

      (b) Address of Principal Business Office or, if none, Residence:

                                      5832 Uplander Way
                                      Culver City, CA  90230

      (c) Citizenship:  USA

      (d) Title of Class of Securities, Common Stock, $.005 par value

      (e) CUSIP NUMBER: 744375106

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                 Not Applicable

Item 4    Amount Beneficially Owned:

          Dr. Baumgartner is the beneficial owner of options to acquire 100,425 shares of Common Stock of the issuer. Dr. and Mrs. Baumgartner are trustees of family and charitable trusts which own an aggregate of 1,290,562 shares of Common Stock of the issuer. The Baumgartners together own an aggregate of 1,390,987 shares of Common Stock of the issuer, representing 6.4% of the outstanding shares of the issuer.




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Item 5    Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable

Item 8    Identification and Classification of Members of the Group:

          This Schedule 13G is being filed by Werner and Annette Baumgartner. Dr. and Mrs. Baumgartner each expressly disclaims beneficial ownership of the securities held by the other, and each disclaims the existence of a group.

Item 9    Notice of Dissolution of Group:

          Not Applicable

Item 10   Certification

          Not Applicable


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         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


                                             February 10, 1997
                                             -----------------------------------
                                             Date


                                             /s/ Werner A. Baumgartner
                                             -----------------------------------
                                             Signature


                                             Werner A. Baumgartner
                                             -----------------------------------
                                             Name/Title


                                             /s/ Annette Baumgartner
                                             -----------------------------------
                                             Signature


                                             Annette Baumgartner
                                             -----------------------------------
                                             Name/Title








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